EXHIBIT 99.1

GOLD STANDARD REPORTS ADDITIONAL INVESTMENT BY GOLDCORP

Goldcorp increases its stake in Gold Standard from 9.86% to 12.73%
July 5, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) ("Gold Standard" or the "Company") has been advised by Goldcorp Inc. ("Goldcorp") that they have acquired ownership of an additional 7,300,000 common shares of Gold Standard ("Common Shares") representing approximately 2.87% of issued and outstanding Common Shares. Prior to the acquisition, Goldcorp held 25,098,462 Common Shares, representing approximately 9.86% of issued and outstanding Common Shares.  Following the acquisition, Goldcorp owns 32,398,462 Common Shares, representing approximately 12.73% of the issued and outstanding Common Shares. Goldcorp acquired the Common Shares for investment purposes. Goldcorp will evaluate its investment in Gold Standard from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require. A copy of the Early Warning report filed by Goldcorp in connection with the acquisition will be available on Gold Standard's SEDAR profile.  Goldcorp's head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.
On behalf of the Board of Directors of Gold Standard,

"Jonathan Awde"

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
 Website: www.goldstandardv.com